SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 12, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the press release issued by Fitch Ratings regarding PLDT’s long-term foreign currency and local currency ratings and ratings of PLDT’s global bonds, senior notes and convertible preferred stock.

April 12, 2004	SECURITY CODE: CM-040

THE PHILIPPINE STOCK EXCHANGE

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of a press release issued by Fitch Ratings regarding PLDT’s long-term foreign currency and local currency ratings and ratings of PLDT’s global bonds, senior notes and convertible preferred stock.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

April 12, 2004

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of a press release issued by Fitch Ratings regarding PLDT’s long-term foreign currency and local currency ratings and ratings of PLDT’s global bonds, senior notes and convertible preferred stock.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  12 April 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Enclosed is a copy of a press release issued by Fitch Ratings regarding PLDT’s long-term foreign currency and local currency ratings and ratings of PLDT’s global bonds, senior notes and convertible preferred stock.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 12 April 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

This message has been sent by Fitch Ratings, the International Credit Rating Agency

Driven to do things better

Register on our www.fitchratingsasia.com to view Fitch Asia; Ratings and Credit Analysis Reports

Fitch Upgrades PLDT's Ratings To 'BB'; Outlook Stable Ratings

Fitch Ratings, the international rating agency, has today upgraded Philippine Long Distance Telephone Company's ("PLDT") both Long-term foreign currency and local currency ratings to 'BB' from 'BB-' (BB minus). The Outlook is Stable. At the same time, the ratings of PLDT's global bonds and senior notes have been upgraded to 'BB' from 'BB-' (BB minus) while the rating of PLDT's convertible preferred stock has been upgraded to 'B+' from 'B'.

The rating action follows a sustained period of improvement in PLDT's operating and financial profile, mostly underpinned by impressive growth in its highly cash-generative and 100%-owned cellular subsidiary Smart Communications Inc ("Smart"), which reported subscriber growth of 48% in FYE03. While PLDT's own financial position is weaker than the consolidated profile, Fitch notes that Smart now has greater flexibility to distribute all of its annual net income to PLDT. This reduces the risk of structural subordination, which had been of concern in the past. Given greater scope to move cash around the group, the consolidated financial position of the group as a whole is expected to have far greater bearing on PLDT's rating in future.

The ratings take into account PLDT's status as the leading integrated telecommunications provider in the Philippines with the largest market positions in both fixed-line and in cellular. PLDT currently generates healthy levels of positive free cash flow at both its principal operations: the stable fixed-line business and its rapidly growing and high-margin cellular division. Capex at each unit continues to be well managed, thus contributing to PLDT's improved consolidated and unconsolidated net free cash flow generation, to deleveraging and to greater financial flexibility - factors lacking in recent years and instrumental in previous rating downgrades.

The ratings also consider the prospect that Smart will soon acquire a majority interest in PLDT's 45%-owned associate Pilipino Telephone Corp ("Piltel") and that the entity will become re-consolidated into the PLDT group. While the transaction will result in increased leverage and weaker operating margins at both Smart and the consolidated level, Fitch recognises the potential operating synergies between the two cellular operators (Smart currently operates Piltel's network on its behalf). Furthermore, Fitch expects it to provide Smart with access to Piltel's significant tax losses and strong growth potential. Piltel reported growth in subscribers of 63% in FYE03.

The Stable Outlook reflects the agency's views that neither the existing competitive landscape nor the planned resumption of common share dividends by PLDT (Fitch expects only a modest payout in the short-term) appear likely to materially disrupt the group's deleveraging efforts. However, Fitch will continue to closely monitor any developments with respect to competition as this historically has had some impact on PLDT's credit profile.

CONTACT: Jonathan Cornish, Hong Kong, Tel +852 2263 9901; Charles Chang, Hong Kong, Tel +852 2263 9900.

Media Relations: Alex Clelland, London, Tel: +44 20 7862 4084.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: April 12, 2004